UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *
CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*
PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the  related orders dated June 22, 1999 (June  1999  Order),

August  21,  2000 (the August 2000 Order) and December  20,  2002

(the  December 2002 Order), this is to certify that the following transactions  were carried out during the three (3) months  ended

December  31,  2002  (the quarter) by Entergy Corporation's  Non-

utility   Companies1  (Non-Reg  Companies),   pursuant   to   the

authorization  of  the  SEC.   Capitalized  terms  used  in  this

Certificate,  unless  otherwise defined, have  the  meanings  set forth  in the June 1999 Order, the August 2000 Order, and/or  the

December 2002 Order.





Authorized Transactions

     Pursuant  to the June 1999 Order, the August 2000 Order,  or

the December 2002 Order, as applicable, (a) the Non-Reg Companies are authorized to conduct development activities with respect  to

various   investment   opportunities  for   Entergy   Corporation

(Entergy),  (b) the Non-Reg Companies are authorized  to  provide various consulting services to other Non-Reg Companies and to non-

associates,  including  to market to non-associates  the  Entergy

System's expertise and capabilities in energy-related areas,  and to  market  to non-associates intellectual property developed  or acquired  by  System  companies, (c) the  Non-Reg  Companies  are authorized  to  provide  various management,  administrative  and

support   services  to  associate  companies,  excluding  certain

associate   companies  (Excepted  Companies2),  (d)  Entergy   is

authorized  to create O&M Subs to provide various operations  and maintenance services to non-associate or associate companies, (e)

Entergy is authorized to create one or more New Subsidiaries, (f)

the Non-Reg Companies are authorized to issue Other Securities of any  type  to  Entergy, to other Non-Reg Companies  or  to  third

parties,  (g)  the  Non-Reg  Companies  are  authorized  to   pay

dividends  to  their  immediate  parent  companies  from  capital accounts or other unearned surplus, and (h) Entergy and the  Non-

Reg Companies are authorized to provide guarantees or other forms of  credit support (Guarantees) to or for the benefit of  Non-Reg

Companies  through  December 31, 2005, in an aggregate  principal amount  not  to  exceed  $2 billion at any one  time  outstanding

(excluding any Guarantees previously issued and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

    Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power,  Inc.,  Entergy  Technology

Holding  Company,  Entergy Technology Company, Entergy  Holdings,

Inc.,  Entergy  Business  Solutions  LLC,  Entergy  Thermal  LLC,

Entergy  International  Holdings  Ltd  LLC,  Entergy  Power   Gas

Operations Corp., Entergy Power Gas Holdings Corp, EWO  Marketing

Holding  LLC, Entergy Power International Holding Corp.,  Entergy

Thermal-UNO  LLC,  EN  Services LP, Entergy  Global  Investments,

Inc.,  Entergy UK Enterprises Ltd., Entergy Operations  Services,

Inc., Entergy Procurement Exchange Corporation, Entergy Solutions

Management Services LLC, Entergy  Solutions Select Ltd.,  Entergy

Commerce,  Inc.,  Entergy Power Development Corporation,  Entergy

International  Ltd. LLC, Entergy Power Operations Corp.,  Entergy

Power  Operations  U.S., Inc., Entergy Power  Crete  Corporation,

Entergy  Nuclear, Inc., Entergy Nuclear Operations, Inc., Entergy

Nuclear  Generation Corporation , Entergy Nuclear Indian Point  3

LLC,  Entergy  Nuclear  Fitzpatrick LLC, Entergy  Nuclear  Indian

Point  2 LLC, TLG Services, Inc., Entergy Nuclear Vermont  Yankee

LLC,  Entergy  MHK  Retail LLC, Entergy Solutions  Ltd.,  Entergy

Solutions Essentials Ltd., Entergy Power RS Corp., Entergy  Power

Ventures  LP,  EWO  Marketing,  LP,  Entergy-Koch  Trading  Ltd.,

Entergy  Power E&C Holdings LLC, Warren Power LLC, Northern  Iowa

Windpower  LLC,  Entergy  Asset  Management,  Inc.,  and  Entergy

Solutions  Supply  Ltd.   Enterprises'  billings  to   all   such

associate companies included direct costs incurred plus,  to  the extent  applicable, an indirect loading based upon current  month administrative expenses.

     Enterprises billed, at cost, ($73,323.69) for consulting and other support services related to the marketing of Entergy Power,

Inc.   capacity  and  energy  to  third  parties  at   wholesale,

preparation  of  contracts and regulatory filings,  oversight  of

plant   operations  and  maintenance  by  plant  operators,   and

procurement  of  transmission  services.  In  regard  to  Entergy

International  Holdings  Ltd  LLC ($29,681),  Entergy  Power  Gas

Operations  Corp.  ($1,838), Entergy  Power  Gas  Holdings  Corp.

($1,283),  EWO  Marketing Holding, LLC ($229,035), Entergy  Power

International  Holding Corp. ($751,842), Entergy Thermal-UNO  LLC

($121),  EN  Services  LP ($111,816 credit),  Entergy  Technology

Holding Company ($72,021), Entergy Technology Company ($286,657),

Entergy Holdings, Inc. ($82,046), Entergy Thermal LLC ($320,573),

Entergy   Business  Solutions  LLC  ($356,313),   Entergy   Power

Development  Corp.  ($213,958), Entergy  International  Ltd.  LLC

($460,291),  Entergy Global Investments, Inc. ($43,035),  Entergy

MHK  Retail  LLC ($4,793), Entergy UK Enterprises Ltd. ($18,745),

Entergy Operations Services, Inc. ($465,085), Entergy Procurement

Exchange  Corporation  ($49,383),  Entergy  Solutions  Management

Services   LLC   ($84,586),   Entergy   Solutions   Select   Ltd.

($1,726,250), Entergy Solutions Essentials Ltd. ($4,828), Entergy

Solutions  Supply Ltd. ($335), Entergy Commerce, Inc.  ($16,536),

Entergy  Power  Operations Corporation ($19,372),  Entergy  Power

Operations U.S., Inc. ($881,258), Entergy Power Crete Corporation

($1,147),  Entergy  Solutions Ltd ($741,394),  Entergy  Power  RS

Corp.   ($193,957),  EWO  Marketing  LP  ($96,580),  Entergy-Koch

Trading  Ltd.  ($136,764  credit),  Entergy  Power  Ventures  LP,

($3,805),  Entergy Power E&C Corp. ($54,153),  Warren  Power  LLC

($24,667),  Entergy Nuclear Generation Corporation  ($2,658,404),

Entergy  Nuclear Indian Point 3 LLC ($2,595,188), Entergy Nuclear

FitzPatrick LLC ($2,464,775), Entergy Nuclear Indian Point 2  LLC

($2,738,509),  TLG  Services, Inc. ($135,393),  Entergy  Nuclear,

Inc.   ($1,785,917)   Entergy   Nuclear   Vermont   Yankee    LLC

($1,838,567),   Entergy  Nuclear  Operations,   Inc.   ($31,049),

Northern   Iowa  Windpower  LLC  ($10,099),  and  Entergy   Asset

Management,  Inc.  ($184,537),  these  services  were   primarily

related to management oversight, administrative services, support services, and/or project development.

     During  the  quarter, Entergy Solutions Management  Services

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select Ltd.   The

amounts  billed, at cost, during this quarter were  $529,772  and

$1,859,714, respectively.

     During  the quarter, Entergy Solutions Supply Ltd.  provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd. and to Entergy Solutions Select Ltd.  The  amounts billed,  at cost, during this quarter were $147,754 and $320,672,

respectively.

     During  the  quarter,  Entergy Retail Texas,  Inc.  provided management/administrative  and  consulting  services  to  Entergy

Solutions  Select, Ltd.  The amount billed, at cost, during  this quarter was a $1,217 credit.

     During   the  quarter,  Entergy-Koch  Trading  LP   provided

management/administrative support services,  consulting  services and  services  related to the marketing of energy commodities  to third  parties at wholesale to EWO Marketing LP and  to  Entergy-

Koch  Trading  Ltd. (UK).  The amount billed, at  cost,  to  such companies for such services during the quarter were $843,591  and

$142,305, respectively.

     During  the quarter, Entergy-Koch LP provided administrative support  services and management oversight services  to  Entergy-

Koch Trading LP.  Such management oversight services were related to  the  marketing  of  energy commodities to  third  parties  at wholesale,  the preparation of contracts and regulatory  filings,

and  the procurement of transmission services. The amount billed,

at  cost, to Entergy-Koch Trading LP for such services during the quarter was $1,210,033.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,844 for services rendered during the quarter.

     During  the  quarter,  no  other  Consulting  Services  were provided by Non-Reg Companies to non-associate companies.



III. Loans (other than Exempt Loans under Rule 52(b)) Made by

     Entergy to Non-Reg Companies, or Between Non-Reg Companies

     During  the quarter, no Loans subject to reporting  in  this

Certificate were made by Entergy to Non-Reg Companies or  between

Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation and Capitalization of New Subsidiaries and O&M

     Subs

     During  the quarter, the following companies were formed  as

New  Subsidiaries in accordance with the June 1999 Order: Entergy

Nuclear  Capital Management Corporation I, which  was  formed  to finance  operations for Entergy Nuclear Indian Point 2  LLC,  and

Entergy  Nuclear  Capital Management Corporation  II,  which  was formed  to finance operations for Entergy Nuclear Vermont  Yankee

LLC.

     During  the quarter, the foregoing companies were  minimally capitalized: Entergy Nuclear Capital Management Corporation I and

Entergy Nuclear Capital Management Corporation II.

     During  the  quarter,  Entergy Power Generation  Corporation changed its status to `New Subsidiary' since it relinquished  its status as an EWG.

     During  the quarter, the following companies claimed  status as  a  `New Subsidiary' as a result of relinquishing their status as  a  FUCO: Entergy Power Damhead Creek I Holding Ltd.;  Entergy

Power  Damhead Creek II Holding Ltd.; Entergy Power Damhead Creek

III  Holding  Ltd.; Damhead Creek Holding Limited; Entergy  Power

Damhead  FinCo  LLC; Entergy Power Damhead FinCo 1  LLC;  Entergy

Power  Damhead FinCo 2 LLC; Damhead Finance LDC; Damhead  Finance

(Netherlands Antilles N.V.); Damhead Finance (Netherlands  B.V.);

Entergy  Power  Investments Holdings Corporation;  Entergy  Power

Hull, Ltd.; and Entergy Power Bulgaria Ltd.

     Also,  during the quarter, the following inactive  companies claimed  status  as  a  `New Subsidiary': Entergy  Power  Jackson

Generating  Company  I, Entergy Power Jackson Generating  Company

II,  Jackson  Generating  Company LLC, Entergy  Power  Greenville

Generating Company I, Entergy Power Greenville Generating Company

II,  Greenville  Generating  Company  LLC,  Entergy  Power  Rowan

Generating  Company,  Rowan Generating Company  LLC,  Hawkgen  I,

Inc.,  Hawkgen II, Inc., and Hawkeye Generating LLC;  Entergy  UK

Holdings,  Ltd;  Entergy UK Ltd.; Entergy US DB IV  LLC;  Entergy

Victoria, Inc.; Entergy Australia DB I Pty Ltd.; Entergy US DB  I

LLC; Damhead Creek Holding Ltd; Entergy Power Netherlands Company

B.V.;  Entergy Power BJE Holing Ltd; Bom Jardim Energetica  LTDA;

Entergy do Brasil LTDA; and Entergy Power BJE Ltd.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiary or O&M Sub.



VI.  Nature and Extent of O&M Services Provided

       During   the   quarter,  Entergy  Nuclear  Inc.   provided

decommissioning  management services  to  a  large  non-associate nuclear operating utility in the Northeast and other services  to non-associate  companies  related to the operation,  maintenance,

and  decommissioning of nuclear generation facilities.  The total amount billed for all such services was $1,743,799, consisting of certain  incentive fees and reimbursable expenses.  Also,  during the  quarter,  Entergy  Nuclear  Inc.  provided  license  renewal management  services to non-associate nuclear utility  customers.

The  total  amount  billed for all such  services  was  $718,662,

consisting of market-based fees and reimbursable expenses.  Also,

during  the quarter, Entergy Nuclear Inc. billed Entergy  Nuclear

Generation Corporation, at cost, $189,445 for decommissioning and license  renewal  management services  relating  to  the  Pilgrim nuclear plant.  In addition, during the quarter, Entergy Nuclear,

Inc.  billed  TLG  Services,  Inc., at  cost,  $184,601  for  O&M

Services,  including professional advice, and  technical  support primarily  related  to the decommissioning  of  nuclear  electric generating facilities.

     Also  during the quarter, Entergy Nuclear, Inc.  billed,  at cost, Entergy Nuclear Vermont Yankee, LLC for project development activities  related to the acquisition of Vermont Yankee  nuclear facilities in the amount of $899,910.

     During the quarter, Entergy Nuclear Fuels Company billed, at cost,  Entergy Nuclear Generation Corporation ($13,707),  Entergy

Nuclear Vermont Yankee LLC ($7,220), Entergy Nuclear Indian Point

3  LLC ($13,707), Entergy Nuclear FitzPatrick LLC ($13,707),  and

Entergy  Nuclear  Indian Point 2 LLC ($13,707) for  O&M  Services

related to the procurement of nuclear fuel and fuel services  for the nuclear power plants owned by these companies.

     During the quarter, Entergy Nuclear Operations, Inc. billed,

at  cost, Entergy Nuclear, Inc. ($1,889,929), TLG Services,  Inc.

($274,320), Entergy Nuclear Generation Corporation ($25,642,937),

Entergy Nuclear Indian Point 3 LLC ($27,286,384), Entergy Nuclear

Fitzpatrick LLC ($33,341,632), Entergy Nuclear Indian Point 2 LLC

($32,293,164),   and   Entergy   Nuclear   Vermont   Yankee   LLC

($17,609,336) for O&M Services, including professional advice and technical support primarily related to the operation, maintenance or decommissioning of nuclear electric generating facilities.

     In addition, during the quarter, Entergy Operation Services,

Inc.  provided power project related O&M Services to several non-

associate  customers,  including professional  advice,  technical

expertise   and  maintenance  services.   Specifically,   Entergy

Operation  Services,  Inc.'s services to non-associate  customers

included   performing  preventive  maintenance  on   substations;

providing  O&M consulting services; providing project management,

engineering,   ground  testing,  procurement   and   construction

services  on  transmission and substation facilities.  The  total amounts  billed  for all such services during  the  quarter  were

$1,100,150  consisting, in each case, of  market-based  fees  and reimbursable expenses.

     During  the  quarter,  Entergy Power  Operations  U.S.  Inc.

provided  O&M Services to Warren Power, LLC relating to long-term operations  and  maintenance, and administrative support  of  its electric  generating facilities.  For such services Warren  Power

LLC  was  billed at cost in the amount of $121,603. In  addition,

Entergy  Power  Operations  U.S. Inc. provided  O&M  Services  to

Entergy  Power  Ventures  LP  and  to  a  non-affiliate  electric

cooperative  relating  to  administrative  support   of   certain

electric  generating  facilities  that  are  co-owned   by   such

companies   (the  `Co-owned  Facilities').   For  such  services,

Entergy   Power  Ventures  LP  and  the  non-affiliate   electric

cooperative  (collectively, the `Co-Owners') were billed  through

EN  Services LP, as agent for the Co-Owners, a management fee  of

$7,272 and $3,117, respectively.

     During the quarter, EntergyShaw LLC provided O&M Services to the  Co-Owners  relating to the procurement of  plant  equipment,

engineering  and construction management services in  conjunction with  the construction of the Co-owned Facilities for which these companies were billed through EN Services LP, as agent for the Co-

owners,  $23,054,913,  consisting of incentive  based  fees  plus reimbursable costs.

     During the quarter, EN Services LP provided O&M Services for the  Co-owners  relating  to  the construction  of  the  Co-owned

Facilities,  consisting  of  the above referenced  administrative services  as agent for the Co-owners.  The Co-owners were  billed

$30,651,352 for reimbursable costs.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the quarter, the following companies paid  dividends or  distributions  out  of surplus capital  to  their  respective

parent   companies:  Entergy  Power  Inc.  ($1,303,000);  Entergy

International    Holding   Ltd.   LLC   ($10,526,000);    Entergy

International  Ltd.  LLC  ($8,871,000);  Entergy   Holdings   LLC

($1,469,000); Entergy Retail Holdings, Inc. ($1,208,000); Entergy

Retail  Louisiana  LLC-A ($1,186,000); Entergy  Retail  Solutions

Management  Services LLC ($24,000); Entergy  Retail  Texas,  Inc.

($22,000);  Entergy Ventures Holding Company, Inc.  ($1,332,000);

Entergy   Power   International  Holding  Corp.  ($75,000);   EWO

Marketing  Holding LLC ($609,000); Entergy Power  Gas  Operations

Corp.    ($991,000);   Entergy   Mississippi   Turbine    Company

($9,713,000);  Entergy Power Warren Corporation  I  ($4,899,000);

Entergy  Power Ventures Corporation II ($290,000); Entergy  Power

Holdings  USA  Corporation  ($842,000);  Entergy  Power  RS   LLC

($842,000);  Entergy  Power  E&C  Holdings  LLC  ($774,000);  and

Entergy Power E&C Corporation ($655,000).

     During  the  quarter,  no other dividends  or  distributions subject  to  reporting in this Certificate were paid  by  Non-Reg

Companies.



VIII.     Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of  December 31, 2002 (including any reorganizations  or  changes from  the  organization structure in effect  as  of  9/30/02)  is included in Exhibit 1.



IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

     Companies

     As  of  the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or  by Non-Reg Companies (to the extent reportable herein) to  or for  the benefit of Non-Reg Companies was $660,231,723, excluding

Guarantees previously issued and outstanding under the June  1999

Order in the amount of $-0-.



X.   New Subsidiary Issuances of Securities to Nonaffiliates

   As  of  December  31, 2002, the following New  Subsidiary  had outstanding  debt  securities issued to a  nonaffiliate  for  the purpose  of  financing investments in Nonutility  Companies:  EWO

Wind LLC. (See Exhibit 2 for detail disclosure)

   Entergy   Corporation  represents  that  (i)   the   financial

statements  of Entergy Corporation account for EWO  Wind  LLC  in accordance  with  generally accepted accounting principles,  (ii)

any  securities  issued by EWO Wind LLC  are  set  forth  on  the balance  sheet of EWO Wind LLC, and (iii) it maintains sufficient internal controls to enable it to monitor the creation and use of any New Subsidiary.



XI.  Financial Statements

     Unaudited Entergy Corporation and Subsidiaries' Consolidated

Balance  Sheet  and Income Statement for the year ended  December

31, 2002 are included in Exhibit 3.



        IN  WITNESS  WHEREOF, the Undersigned Company has  caused

     this certificate to be executed on this 28th day of February

     2003.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies are defined in the December 2002 Order as "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".
2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.